Filed pursuant to Rule 433

Registration Statement No. 333-227792

CITIZENS FINANCIAL GROUP, INC.

$450,000,000

18,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

5.000% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series E

Liquidation Preference $1,000 Per Share of Preferred Stock (equivalent to $25 Per Depositary Share)

Term Sheet

October 21, 2019

The following information relates only to Citizens Financial Group, Inc.’s offering (the “Offering”) of Depositary Shares, each representing a 1/40th interest in a share of its 5.000% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series E and should be read together with the preliminary prospectus supplement dated October 21, 2019 relating to this Offering and the accompanying prospectus dated October 11, 2018 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc. (the “Issuer”)

Security:	18,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.000% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series E (“Series E Preferred Stock”)

Size:	$450,000,000 (18,000,000 Depositary Shares (the “Depositary Shares”))

Expected Security Ratings*:	BB+ (Stable outlook) / BB- (Stable outlook) (Standard & Poor’s / Fitch)

Trade Date:	October 21, 2019

Original Issue Date (Settlement):	October 28, 2019 (T + 5)**

Maturity:	Perpetual

Offering Price Per Depositary Share:	$25

Aggregate Offering Price:	$450,000,000

Liquidation Preference:	$1,000 per share of Series E Preferred Stock (equivalent to $25 per Depositary Share)

Dividend Rate (Non-Cumulative):	A fixed rate per annum equal to 5.000%

Dividend Payment Dates:	If declared, January 6, April 6, July 6 and October 6 of each year, commencing on January 6, 2020 (short first dividend period)

Optional Redemption:	The Series E Preferred Stock (and thus a proportionate number of Depositary Shares) may be redeemed at the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after January 6, 2025 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus), in each case at a redemption price equal to $1,000 per share of Series E Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends

Underwriters’ Commission:	1.000% for Depositary Shares sold to institutional investors and 3.150% for Depositary Shares sold to retail investors

Proceeds to Issuer (before expenses):	$438,262,293.75

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “CFG PrE.”

CUSIP/ISIN:	174610 402 / US1746104025

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC Citizens Capital Markets, Inc.

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Depositary Shares will be made against payment therefor on or about the original issue date specified in this Term Sheet, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the Trade Date or the following two business days will be required, by virtue of the fact that the Depositary Shares initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who wish to trade the Depositary Shares on the Trade Date hereof should consult their own advisors.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by contacting Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, UBS Securities LLC at 1-888-827-7275, Wells Fargo Securities, LLC at 1-800-645-375, Citizens Capital Markets, Inc. at 1-203-900-6763, Barclays Capital Inc. toll-free at 1-888-603-5847 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

2